Mail Stop 3561

October 6, 2008

Mr. Patrick J. Goodman
Senior Vice President and Chief Financial Officer
CE Casecnan Water and Energy Company, Inc.
24th Floor, 6750 Building, Ayala Avenue
Makati, Metro Manila, Philippines

  Re: CE Casecnan Water and Energy Company, Inc.
     Item 4.01 Form 8-K
     Filed September 15, 2008
     File No. 001-12995

Dear Mr. Goodman:

  We have completed our review of your Form 8-K and have no further comments at this time.

         Sincerely,

         Ta Tanisha Meadows
         Staff Accountant